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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Lincoln Electric Holdings, Inc.

(Name of Issuer)

Common Stock, Without Par Value

(Title of Class of Securities)

533900106

(Cusip Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☒ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP NO. 533900106	Page 2 of 5 Pages

1.	Name of Reporting Person: David C. Lincoln		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 117,150

		6.	Shared Voting Power: 3,901,689

		7.	Sole Dispositive Power: 117,150

		8.	Shared Dispositive Power: 3,901,689

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,018,839

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 9.9%

12.	Type of Reporting Person: IN

2

CUSIP NO. 533900106	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Lincoln Electric Holdings, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

22801 Saint Clair Ave., Cleveland, Ohio 44117-1199

Item 2.

(a)	Name of Person Filing:

David C. Lincoln

(b)	Address of Principal Business Office, or if None, Residence:

1741 East Morten Avenue, Suite A, Phoenix, AZ 85020

(c)	Citizenship:

U.S.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

Not applicable

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

(a)	Amount beneficially owned:	4,018,839
(b)	Percent of class:	9.9%
(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	117,150	*
(ii)	Shared power to vote or to direct the vote:	3,901,689	**
(iii)	Sole power to dispose or to direct the disposition of:	117,150	*
(iv)	Shared power to dispose or to direct the disposition of:	3,901,689	**

Instruction:	For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP NO. 533900106	Page 4 of 5 Pages

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

     Not applicable

Item 8. Identification and Classification of Members of the Group.

     Not applicable

Item 9. Notice of Dissolution of Group.

     Not applicable

Item 10. Certifications.

*	The numbers of shares noted in Items 4(c)(i) and 4(c)(iii) include 86,130 shares held by two Trusts of which the reporting person is the sole trustee, as to which shares any beneficial ownership is hereby disclaimed.

**	The numbers of shares noted in Items 4(c)(ii) and 4(c)(iv) include 1,240,384 shares held by four Trusts of which the reporting person is one of two trustees and 1,108,122 held by the Lincoln Foundation, Inc., of which the reporting person is one of two trustees, as to which shares any beneficial ownership is hereby disclaimed.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     The filing of this statement shall not be construed as an admission that the reporting person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the securities covered by this statement.

CUSIP NO. 533900106	Page 5 of 5 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2004

/S/ David C. Lincoln

Name: David C. Lincoln

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)